UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
________

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from: ___________ to _____________

000-22537-01
(Commission File Number)

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN
(Full title of the plan)

NATIONAL PENN BANCSHARES, INC.
P. O. Box 547
Philadelphia and Reading Avenues, Boyertown, PA 19512

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

             National Penn Bancshares, Inc.
             Philadelphia and Reading Avenues  - P. O. Box 547
             Boyertown, Pennsylvania  1951

             Attention:  Michael R. Reinhard
                                  Chief Financial Officer

             With copies to:

              H. Anderson Ellsworth, Esquire
              Executive Vice President and Securities Counsel
              National Penn Bank
              P. O. Box 547
              Boyertown, Pennsylvania  19512

NATIONAL PENN BANCSHARES, INC.
FORM 11-K

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan Administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan as of  December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Philadelphia, Pennsylvania
June 27, 2008

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006
ASSETS
Investments, at fair value	$60,260,129	$61,086,804
Contributions receivable	870,760	662,509
Other receivable	-	3,137
Cash and cash equivalents	-	228,468
	$61,130,889	$61,980,918

LIABILITIES
Other	39,210	18,900
Total liabilities	39,210	18,900
Net assets available for benefits	$61,091,679	$61,962,018

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
Year Ended
December 31, 2007
Additions to (deductions from) net assets
Investment Income
Net depreciation in fair value of investments	$(3,401,546)
Interest and dividend income	1,346,880
Total investment income	(2,054,666)

Contributions
Employer	2,153,431
Participants	4,144,529
Rollovers	532,594
Total contributions	6,830,554
Total additions	$4,775,888

Deductions from net assets
Benefits paid to participants	$6,870,291
Other expenses	67,936
Total deductions	$6,938,227

Transfers from plan mergers	1,292,000
Net decrease	(870,339)
Net assets available for benefits beginning of year	61,962,018

Net assets available for benefits end of year	$61,091,679

The accompanying notes are an integral part of this statement.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE A – DESCRIPTION OF THE PLAN

The following description of the National Penn Bancshares, Inc. Capital Accumulation Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries with employees (collectively, the "Company").  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  National Penn Bancshares, Inc. is the Plan Administrator and Prudential Retirement Services is the Directed Record-Keeper of the Plan.

On January 25, 2006, the Plan was amended to designate persons eligible for participation in the Plan on the first day of the month following 30 days of employment, and to define that for newly-eligible employees, enrollment at 1% of base compensation will be automatic, subject to an “opt-out” procedure.

Effective March 7, 2007, there was a change in the record-keeper and investment custodian for the Plan. Concurrently, the Plan was amended and restated into a prototype plan document of the record keeper’s design.  No substantive changes were made to the Plan in this amendment and restatement.  The investment choices under the Plan were also changed to consist of the following:  National Penn Bancshares, Inc. common stock; certain open-end mutual funds, including equity funds, fixed income funds, a guaranteed income fund; and a self-directed brokerage account.

2.     Contributions

Participants may make contributions of 1% to 84% of eligible pretax compensation, as defined in the Plan, subject to applicable limits under the Internal Revenue Code.  Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 12 mutual funds, a guaranteed income fund, a self-directed brokerage account and Company common stock as investment options for participants.  Under the self-directed brokerage option, participants may direct investments from holdings already in the plan to any listed stock or mutual fund.  The Company makes a matching contribution to the Plan equal to 50% of a participant’s salary reduction contribution up to a maximum of 7% of eligible pre-tax compensation for the Plan year.  The matching contribution is made in cash and is invested based upon each participant’s investment elections.

On January 25, 2006, the Plan was amended to provide for a discretionary profit sharing contribution to be allocated among eligible employees with the intention to provide, in the first three years, that each participant will receive a minimum contribution of 1% of his or her base compensation (up to a maximum compensation amount of $100,000).  On March 16, 2006, the Plan was amended to revise the allocation of the discretionary profit sharing contribution provided for in the January 25, 2006 amendment from an equal percentage of compensation for all employees to the following three-tier allocation: first, an equal percentage, not to exceed 1%, of compensation through $100,000; second, an equal percentage not to exceed 1%, of compensation over $100,000 to the dollar limit ($220,000); and third, an equal percentage of all compensation.  The discretionary profit sharing contribution was $659,363 and $550,025, respectively, and is included in contributions receivable in the Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006, respectively.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2007 and 2006

NOTE A – DESCRIPTION OF THE PLAN – Continued

3.	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings.  Forfeitures of terminated participants’ non-vested accounts are used to reduce the Company’s contributions.  For the year ended December 31, 2007 and December 31,2006, forfeited non-vested amounts totaled approximately $92,000 and $29,000, respectively.  The benefits to which a participant is entitled are the benefits that can be provided from the participants’ vested accounts.

4.	Vesting

Participants are 100% vested in their accounts derived from salary reduction contributions.  Vesting in accounts derived from Company contributions is based on years of service.  Participants are vested at a rate of 25% for each of the first two years of service and 50% for the third year of service.  A participant is 100% vested after three years of credited service.

5.	Payment of Benefits

On termination of service, benefits are payable in a lump sum equal to the value of the participant’s account.  If a participant’s employment with the Company is terminated for any reason other than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant.  If the account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining the account balance with the Plan for an annual fee.

6.	Loans to Participants

Participants may have up to two loans from the Plan to participants in accordance with the Plan document.  All loans to participants are considered earmarked investments of the borrowing participant and bear reasonable rates of interest.  Participants may borrow up to 50% of their vested balance up to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.	Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts   of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2007 and 2006

NOTE B – SUMMARY OF ACCOUNTING POLICIES – Continued

   2.  Adoption of Accounting Standard

Effective December 31, 2006, the Plan adopted the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP").  In accordance with the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in a guaranteed income fund ("GIF"), which is considered to be fully benefit-responsive as defined by the FSP.   The effect of this FSP did not have a material impact on the Plan’s Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007 or 2006.

3.	Cash and Cash Equivalents The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

4.	Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Interests in common/collective trust funds are stated at estimated fair value as provided by the trustee.   National Penn Bancshares, Inc. common stock is valued at its quoted market price.  Loans are valued at cost which approximates fair value.

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and is reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

The purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date basis.

5.	Payment of Benefits

Benefits are recorded when paid.

6.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least  reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

 NATIONAL PENN BANCSHARES, INC.
 CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2007 and 2006

NOTE C – INVESTMENTS

  The following table presents the fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	December 31,
	2007	2006
Investments, at fair value
National Penn Bancshares, Inc. Common Stock	$14,659,839	$18,505,491
LSV Asset Management – Large Cap Value	7,411,199	-
Capital Research & Mgmt Co. – Income Fund	7,118,209	-
Quantitative Management Assoc.–Dryden S&P 500 Index Fund	6,495,307	-
Munder Capital Mgmt. International Stock Blend	4,915,394	-
Victory Capital Mgmt. – Special Value	4,703,182	-
PIMCO – Intermediate Term Bond	3,872,430	-
Income Fund of America	-	6,495,544
Investment Company of America R5 Fund	-	5,946,296
Ariel Appreciation Fund	-	4,806,583
Fidelity International Discovery Fund	-	3,976,345
Fidelity Spartan 500 Index Fund	-	6,996,141

Investments, at estimated fair value
Prudential Retirement Insurance and Annuity Company	$4,550,558

On August 22, 2007, the Company’s Board of Directors declared a 3% stock dividend on the Company’s common stock, distributable to shareholders of record as of September 7, 2007, and which was distributed on September 28, 2007.

On August 23, 2006, the Company’s Board of Directors declared a 3% stock dividend on the Company’s common stock, distributable to shareholders of record as of September 8, 2006, and which was distributed on September 30, 2006.

  For the year ended December 31, 2007, the Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in value as follows:

Registered investment companies	$413,317
Pooled separate accounts	180,932
National Penn Bancshares, Inc. common stock	(3,995,795)
Net depreciation in fair value of investments	$(3,401,546)

  NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2007 and 2006

NOTE D – INVESTMENT IN INSURANCE CONTRACTS

The Guaranteed Income Fund ("GIF") is a group annuity insurance product issued by Prudential Retirement Insurance and Annuity Company ("PRIAC"), Hartford, CT and is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the account.  Deposits made to the GIF are deposited in PRIAC’s general account.  Payment obligations under the GIF represent an insurance claim supported by all general account assets.  The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product.  Expenses related to the GIF are calculated by PRIAC and incorporated in the GIF crediting rate.  Past interest rates are not indicative of future interest rates.

Contract Operation

Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at Contract Value within reasonable timeframes.  Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  Contract Value is also often referred to as “Book Value”.  The contract is effected directly between the plan sponsor (or the Plan's trustee) and the issuer.  The repayment of principal and interest credited to participants is a financial obligation of the issuer.  Given these provisions, the Plan considers this contract to be benefit responsive.

Contract/Fair Value
2007
Contract Value	$4,500,558
Fair Value	$4,500,558

The concept of a value other than Contract Value does not apply to this insurance company issued under general account backed evergreen (no maturity date) group annuity spread product even upon a discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue.  This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a Market Value (Fair Value) Adjustment does not apply upon a discontinuance.  There are not any specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the insurer’s general account to determine a Fair Value.  The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract.  This product is not a traditional Guaranteed Investment Contract ("GIC") and therefore there are no known cashflows that could be discounted.  As a result, the Fair Value amount shown materially approximates the Contract Value.

Interest Crediting Rates

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, The Plan considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 1.50%.

  NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2007 and 2006

NOTE D – INVESTMENT INSURANCE CONTRACTS - Continued

Average Yield Information
2007
Average Yield Earned by the Plan	4.55%
Average Yield Credited to Participants	4.55%
Earned Yield less Credited Yield	0.00%

The Average Earnings Yield shown is calculated by dividing the earnings credited to the plan on the last of the plan year by the end of plan year Fair Value and then annualizing the result.  The Average Crediting Rate Yield shown is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year Fair Value and then annualizing the result.  As a result of current GIF product construction, no adjustment will be required to mediate between the average earnings credited to the plan and the average earnings credited to the participants.  For products whose Fair Value differs from Contract Value and/or for products that have multiple rate changes during the plan year, these reported yields may differ from the actual earnings rates crediting to the plan as well as the actual crediting rates paid to participants during the full plan year.

Events

Generally there are not any events that could limit the ability of the plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time.

There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

NOTE E - RELATED PARTY TRANSACTIONS

One of the investment choices under the Plan at December 31, 2007 consist of National Penn Bancshares, Inc. common stock, which is a related party of the Plan.  During 2007, National Penn Bancshares, Inc. paid $28,272 for  administrative expenses on behalf of the Plan.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G - INCOME TAX STATUS

On June 20, 2002, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code ("IRC").  The Plan has not received a determination letter specific to the Plan itself; however the Plan administrator believes that the Plan is designed and was being operated in accordance with the prototype document.  Therefore, no provision for income taxes has been recorded.

  NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2007 and 2006

NOTE H - PLAN MERGERS

Effective April 10, 2006, National Penn Bancshares, Inc. acquired RESOURCES for Retirement, Inc.   On October 4, 2006, the Plan was amended to permit employees of RESOURCES for Retirement, Inc. to participate in the Plan as of April 10, 2006.  The Company merged the net assets of the RESOURCES for Retirement, Inc. 401(k) Plan of approximately $191,000 into the Plan on March 7, 2007.

Effective January 26, 2006, National Penn Bancshares, Inc. acquired Nittany Financial Corp., parent company of Nittany Bank.  On May 8, 2006, the Plan was amended to permit employees of Nittany Financial Corp. and its subsidiaries to participate in the Plan as of April 6, 2006.  The Company merged net assets of the Nittany Bank 401(k) Profit Sharing Plan of approximately $1,101,000 into the Plan in March and May 2007.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$61,091,679	$61,962,018
Amounts allocated to withdrawing participants	-	(10,441)
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	-	(31,803)
Net assets available for benefits per the Form 5500	$61,091,679	$61,919,774

  NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2007 and 2006

NOTE J – SUBSEQUENT EVENTS (unaudited)

Effective January 1, 2008, the Plan was amended to include a Roth contribution alternative.  Under this alternative, a participant makes contributions with after-tax dollars, and distributions at retirement are generally tax-free.

Effective January 4, 2008, National Penn Bancshares, Inc. acquired Christiana Bank & Trust Company.  The Company anticipates merging the net assets of the 401(k) Plan of Christiana Bank & Trust Company during the third quarter of 2008.

Effective February 1, 2008, National Penn Bancshares, Inc. acquired KNBT Bancorp.  The Company anticipates merging the net assets of the 401(k) plan of KNBT Bancorp and its subsidiaries into the Plan during the third quarter of 2008.

NOTE K – PENDING ACCUONTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and therefore, does not expand the use of fair value in any new circumstances.  Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Plan transacts.  SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS  157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy.  While not expanding the use of fair value, SFAS 157 may change the measurement of fair value.  Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Plan is still in the process of determining the effect of adoption of the provisions of SFAS on the Plan’s financial condition and results of operations.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN
EIN 23-2215075
Plan No. 001

SUPPLEMENTAL INFORMATION

Schedule H, line 4i – Schedule of Assets (Held at Year End) December 31, 2007

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current fair value

National Penn Bancshares, Inc.*	Common Stock – 968,285 shares	N/A	$14,659,839
Insurance Company Guaranteed Investment Contract
Prudential Securities-Guaranteed Income Fund	Insurance Contract - 172,418 shares	N/A	4,500,558
LSV Asset Management – Large Cap Value	Pooled Separate Accounts – 369,177 shares	N/A	7,411,199
Capital Research & Mgmt Co.-Income Fund	Open-Ended Mutual Fund – 367,676 shares	N/A	7,118,209
Quantitative Mgmt. Assoc.-Dryden S&P 500 Index Fund	Pooled Separate Accounts - 72,251 shares	N/A	6,495,307
Munder Capital Mgmt. International Stock-Blend	Pooled Separate Accounts - 246,445 shares	N/A	4,915,394
Victory Capital Mgmt. – Special Value	Open-Ended Mutual Fund - 257,145 shares	N/A	4,703,182
PIMCO – Intermediate Term Bond	Open-Ended Mutual Fund - 362,248 shares	N/A	3,872,430
Capital Research & Mgmt. Co. – Large Growth	Open-Ended Mutual Fund - 88,571 shares	N/A	2,990,173
Ashton Capital Mgmt. – Small Cap Blend	Open-Ended Mutual Fund - 38,768 shares	N/A	721,855
Cramer Rosenthal, McGlynn-Mid Cap Stock Value	Pooled Separate Accounts - 31,711 shares	N/A	439,086
Times Square Capital Mgmt. – Mid Cap Stock Growth	Pooled Separate Accounts - 21,395 shares	N/A	361,596
FAF Advisors – Small Cap Growth	Open-Ended Mutual Fund- 18,678 shares	N/A	218,723
AP Fund	Open-Ended Mutual Fund	N/A	765
Self-Directed Brokerage		N/A	660,526
Participant Loans*	Interest rates range from 5.0% to 10.25%
	Loan maturity dates vary through 2036	N/A	1,191,287
Total assets held for investment			$60,260,129

*      Party-in-interest
**    Cost information is not required for participant-directed investments or participant loans.

                            SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Boyertown, Commonwealth of Pennsylvania, on this 27th day of June, 2008.

                NATIONAL PENN BANCSHARES, INC.
                CAPITAL ACCUMULATION PLAN

                By National Penn Bancshares, Inc.,
                as Plan Administrator

                                                /s/ Glenn E. Moyer
                                                 By:    Glenn E. Moyer,
                           President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.                    Description

        23                                Consent of Grant Thornton LLP.